LPBP INC. ANNOUNCES IMPORTANT INCOME TAX INFORMATION

FOR SHAREHOLDERS

Toronto, Canada, March 20, 2007 - LPBP Inc. (the “Company”) wishes to provide important income tax information to its shareholders in connection with the distribution and dividend announced in the Company’s press release issued on February 28, 2007.

Important Income Tax Information for Shareholders

Recent legislative proposals have been passed to reduce the effective federal tax rate on “eligible dividends” paid by certain corporations.

The Company hereby designates the entire amount of each of the taxable dividends referred to in the Company’s press release issued on February 28, 2007 as an “eligible dividend” for purposes of the enhanced dividend tax credit rules and pursuant to subsection 89(14) of the Income Tax Act (Canada) and any relevant provincial legislation of comparable effect. Please contact your tax advisor if you have any questions with regard to the designation of the eligible dividends.

Previously Announced Distribution and Dividend

As previously announced by the Company on February 28, 2007, the board of directors has declared a distribution in the aggregate amount of $610 million, or $0.0543 per share, to holders of the Company’s Class A Common Shares and Class B Non-Voting Shares payable on March 22, 2007. The record date for the distribution was March 12, 2007. Pursuant to certain legislative proposals, holders of Class A Common Shares will receive the full $0.0543 per share as a return of capital and not as a “taxable dividend” as referred to above. Shareholders are urged to consult “Certain Canadian Federal Income Tax Considerations -- Return of Capital” in the Company’s Management Information Circular dated October 27, 2006. Holders of Class B Non-Voting Shares will receive the distribution in part as a “taxable dividend” and in part as a return of capital.

Also as announced by the Company on February 28, 2007, the board of directors has declared a taxable dividend in the aggregate amount of $614,888.45, or $0.00650896 per share, to holders of the Company’s Class A Common Shares payable on March 22, 2007. The record date for the dividend was March 12, 2007. The purpose of this dividend is to equalize the cumulative amount of dividends per share paid on the Company’s Class Common A Shares to the amount declared and paid on the Class B Non-Voting Shares.

Caution Regarding Forward-Looking Language

This press release contains forward-looking statements (within the meaning of applicable securities’ legislation including the U.S. Private Securities Litigation Reform Act of 1995) relating to the proposed use of proceeds of the sale by the Labs LP of its assets. Words such as “expects”, “will”, “should”, “plans” and “intends” are intended to identify these forward-looking statements. These forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. There are a number of risks, uncertainties and other factors that could, among other things, cause the Company to use the proceeds of the sale by Labs LP in a different manner than expected or cause the estimated amount available for distribution to be lower than expected. These factors include, without limitation, changes in market economic or regulatory conditions or liquidity needs that make it inadvisable or impractical to distribute all or any portion of the proceeds or unanticipated costs, expenses or other liabilities. Risk factors relating to the Company’s business are discussed in greater detail under the heading “Risks and Uncertainties” in the Company’s 2004 first quarter MD&A (filed on SEDAR, May 14, 2004) and in its other filings with securities regulatory authorities. Additional risk factors relating to the sale by Labs LP are discussed in greater detail under the heading “Risk Factors” in the Company’s management information circular dated October 27, 2006 (filed on SEDAR, November 3, 2006). Copies of all such filings may be obtained at www.sedar.com or www.sec.gov. Readers should carefully consider all such risk factors and should not place undue reliance on the Company’s forward-looking statements. The Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information contact:

John Anderson
President, Chief Executive Officer and Chief Financial Officer
Phone: 416.213.0565